Phillip Andrew Craemer Enfranchise Inc  T-3 On 11/26/2021
Document 1 of 2  Notice of Indenture

NOTICE OF INDENTURE

	The undersigned applicant hereby notifies the Securities and Exchange Commission that it applies for qualification of an indenture pursuant to the provisions of the Trust Indenture Act of 1939 and in connection with such notification of application for qualification, submits the following information:

Applicants Name: Phillip Andrew Craemer Enfranchise Inc

Address of Principal Office: 316 North Maple Street
Los Angeles County California,
Clearinghouse Reserve District 12, CA 91505-4943.

Mailing Address: 9232 South Seventh Avenue, Inglewood, California.

Telephone Number: (312) 813-1712

Name and address of agent for service:

State of Illinois, Attention: Acting Secretary of State;
213 State Capitol, Springfield, IL 62756;
United States Department of the Treasury, Attention:
Acting Secretary of the Treasury;
1500 Pennsylvania Avenue N.W., Washington D.C. 20220.


























Phillip Andrew Craemer Enfranchise Inc T-3 On 11/26/2021
Document 2 of 2  T3 Registration

FORM T-3

Applicants Name: Phillip Andrew Craemer Enfranchise Inc

Address of Principal Office: 316 North Maple Street
Los Angeles County California, Clearinghouse
Reserve District 12 CA 91505-4943

Title of Class: United States Allonge; Amount: Unlimited.

Approximate date of proposed offering: 26th day of November, 2021.

Name and address of agent for service:

State of Illinois, Attention: Acting Secretary of State
 213 State Capitol, Springfield, IL 62756;
United States Department of the Treasury, Attention:
Acting Secretary of the Treasury;
1500 Pennsylvania Avenue N.W., Washington D.C. 20220.

1.	General Information: (a) Phillip Andrew Craemer Enfranchise Inc
is a corporation; (b) Phillip Andrew Craemer Enfranchise Inc is organized under the organic laws of State of Illinois and the united States of America. A Copy of the Charter and Correlative Instruments of Organization; attached hereto and made a part hereof as Exhibit T3A.
A copy of the existing bylaws adopted by the Applicant herein is attached hereto and made a part hereof as Exhibit T3B.

2.	Securities Act Exemption: The facts relied upon by the
applicant as a basis for applicants claim that the registration of the indenture securities under the Securities Act of 1933 is not required are as follows: The indenture securities offered herein are notes, drafts, bills of exchange, trade or bankers acceptances, or obligations which fall within the classification of self-liquidating paper, defined within the indenture as public debt obligations exempt from registration under said act, pursuant to Sections 3(a)(3),(4), (5), (6), (9), (10), (12),
(13), (14) and 3(b)(1). The consent decree approving such terms and conditions is attached hereto and made a part hereof as Exhibit T3D.

3.	Affiliates: The Affiliates of the applicant are as follows: The Guarantor, the Bondholder, the United States, the United States Department of the
Treasury, Department of the U.S. Treasury, Internal Revenue Service, all;
Federal Reserve Banks, National Associations, State Banks, member banks, non-member banks, Title Companies, Realtors, Automobile, Aircraft,
Recreation Vehicles and Sailing Vessel Auctions, Dealerships, Brokers, Wholesalers, Brokerage Firms, Consumer, Commercial and Private Banks, and all other brokers for exchanges in the over the counter markets as defined within the Indenture; attached hereto and made a part hereof as
 Exhibit T3C. Said definition shall include all offices, officers, agencies, instrumentalities, successors, agents and assigns thereof.

4.	Directors and executive officers:  The directors and executive officers of the Applicant are listed as follows:

Craemer, Phillip Andrew, 316 North Maple Street, Burbank, California, C.E.O. Washita Moors trading as PAY Trust
9232 South 7th Avenue, Inglewood, California  C.O.O.
	Craemer, Phillip Andrew, Trustee
	Harris, Earl Lee, Junior, Trustee
MASSAMOROC LLC, 9232 South 7th Avenue, Inglewood, California  C.F.O.
	Craemer, Phillip Andrew, Manager
	Harris, Earl-Lee, Junior, Manager
	Drake, Nelson, Manager

5.	Principal owners of voting securities: No voting securities; all indenture securities contemplated herein shall be issued, liquidated and/or exchanged in current cash transactions pursuant to the Indenture attached hereto and made a part hereof.

6.	Underwriters: The name and address of the person(s)
who within three (3) years prior to the date of filing of this application which were outstanding on the date of filing the application is/are: the Government of the United States, District of Columbia; pursuant to such government pledge of faith to pay principal and interest on the indenture securities delivered hereunder. Said definition shall include all offices, officers, agencies, instrumentalities, successors, agents and assigns thereof.

7.	Capitalization: (a) As of the date of filing, the amount Authorized for the United States Allonge is: Unlimited; the amount outstanding is: Three Hundred Million and xx/100 Dollars ($300,000,000.00), payable in United States money and redeemable in Lawful money;
(b) Not applicable; no voting indenture securities shall be issued;
see paragraph 5.

8.	Analysis of indenture provisions: Applicant is exempt from
the requirements of Section 305(a)(2) of the Act, pursuant to the provisions at Section 304(b). The Form of U.S. Note is attached hereto and made a part hereof as Exhibit T3E. A cross reference sheet reconciling Sections 310(a) to 318(a) is attached hereto and made a part hereof as Exhibit T3F.

9.	Other obligors: The name and address of the other obligor(s)
upon the indenture securities is as follows:

UNITED STATES d/b/a STATE OF ILLINOIS
d/b/a PHILLIP ANDREW CRAEMER;
State File Number ending in: 124784,
Clearinghouse Reserve District 7, District of Columbia.
Contents of application for qualification: This application for qualification comprises:

Pages numbered 1 to 5 consecutively.
The statement of eligibility and qualification of each trustee under the indenture to be qualified.
The following exhibits filed as a part of this application:

	(1) Exhibit T3A-Charter and Correlative Instruments of Organization.
	(2) Exhibit T3B-Copy of Existing Bylaws.
	(3) Exhibit T3C-Form of Indenture.
	(4) Exhibit T3D-Consent Decree Approving Terms and Conditions.
	(5) Exhibit T3E-Form of U.S. Note.
	(6) Exhibit T3F-Cross Reference Sheet.







































SIGNATURE

	Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Phillip Andrew Craemer Enfranchise Inc, a corporation organized and existing under the laws of the State of Illinois has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Burbank, and State of California, on the 26th day of November, 2021.

(SEAL)						Phillip Andrew Craemer Enfranchise Inc

						By: CRAEMER PHILLIP ANDREW
						 Craemer, Phillip Andrew, C.E.O.

Attest: MASSAMOROC LLC, C.F.O.		By: HARRIS EARL LEE JUNIOR
						 Harris, Earl-Lee, Junior, Manager